PRELIMINARY DATA SUGGEST SPASTICITY MAY BE REDUCED IN RELAPSING-REMITTING MULTIPLE SCLEROSIS
PATIENTS WHO TRANSITIONED TO TEVA’S COPAXONE®

•	Early Study Findings Indicate Improvement in Muscle Stiffness, Pain and Discomfort and Ability to Walk Following Discontinuation of Interferon-beta Treatment and Transition to COPAXONE®

•	Data Presented at the 64th Annual Meeting of the American Academy of Neurology (AAN) in New Orleans, Louisiana

Jerusalem, Israel, April 26, 2012 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced interim data from a prospective, open label survey study evaluating spasticity in patients with relapsing-remitting multiple sclerosis (RRMS) who transitioned to COPAXONE® (glatiramer acetate injection) from interferon-beta treatment. These data were presented today at the 64th Annual Meeting of the American Academy of Neurology (AAN) in New Orleans, Louisiana.

Interim results for the first 52 of 110 participants revealed a significant reduction in muscle stiffness, pain and discomfort, as well as the effect of spasticity on the ability to walk, body movements and activities of daily living (ADLs). Improvement was also found in reduction of total spasticity scores during the six month period.

“Spasticity, one of the more common symptoms of RRMS, can often negatively impact patients’ daily lives,” said Cira Fraser PhD, RN, ACNS-BC, Associate Professor and Graduate Faculty, Marjorie K. Unterberg School of Nursing and Health Studies, Monmouth University, West Long Branch, New Jersey and Principal Investigator of the study. “These data may suggest a reduction in the key measures of spasticity in RRMS patients who discontinued interferon-beta treatment and transitioned to COPAXONE®.”

The prospective longitudinal survey research study is evaluating 110 participants utilizing the Multiple Sclerosis Spasticity Scale (MSSS-88), the Performance Scales, and a socio demographic questionnaire completed when transitioning between treatments and at month six. Study criteria included participants who had stopped interferon-beta treatment within 30 days; were about to start, or started COPAXONE® within the previous 21 days; had spasticity; and were able to ambulate with unilateral support or without. Of the 52 participants, whose data are currently being reported, 35 percent were taking medication for spasticity prior to enrollment and during the six month period.

“These study results contribute to the body of knowledge on the treatment of RRMS,” said Jon Congleton, Teva’s Senior Vice President, Global Brand Strategic Marketing. “Through the ongoing support of research such as this, Teva is continually working to help improve the lives of RRMS patients.”

ABOUT THE STUDY
Additional detail can be found on the AAN website: http://www.abstracts2view.com/aan/
[P07.074] A Prospective Study of Spasticity in Individuals with Multiple Sclerosis (MS) in Transition from Interferon-Beta to Glatiramer Acetate (Session P07: Multiple Sclerosis: Symptoms, April 26 at 2:00 PM) Cira J. Fraser, West Long Branch, NJ

ABOUT COPAXONE®
COPAXONE® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis.

IMPORTANT SAFETY INFORMATION
The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.

See additional important information at: http://www.sharedsolutions.com/redirect/PrescribingInformation.pdf. For hardcopy releases, please see enclosed full prescribing information.

COPAXONE® (glatiramer acetate injection) is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries.

ABOUT TEVA
Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s largest generic drug maker, with a global product portfolio of more than 1,300 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $18.3 billion in net revenues in 2011.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic version of Protonix®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

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